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                              June 20, 2024

       Todd Wilson
       Chief Financial Officer
       Red Robin Gourmet Burgers, Inc.
       10000 E. Geddes Avenue, Suite 500
       Englewood, CO 80112

                                                        Re: Red Robin Gourmet
Burgers, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-34851

       Dear Todd Wilson:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Indicators and Non-GAAP Financial Measures, page 26

   1. Please revise to present your non-GAAP financial measures after your comparison of fiscal year results on
a GAAP basis to provide equal or greater prominence to GAAP.
       Financial Statements
       1. Description of Business and Summary of Significant Accounting
Policies
       (c) Immaterial Restatement of Prior Period Financial Statements, page 49

   2. We note you present the impacts to your "other non-GAAP information" as a result of an error correction, this
would appear to be reflective of a non-GAAP measure presented in the notes to your
financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
                                                        Please advise or revise
to remove the measure from your future periodic and annual
                                                        filings.
 Todd Wilson
FirstName
Red Robin LastNameTodd  Wilson
           Gourmet Burgers, Inc.
Comapany
June       NameRed Robin Gourmet Burgers, Inc.
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services